**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 11-K


RECEIVED
JUN 27 2003
153

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.


03025612

Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN**
**9330 Zionsville Road**
**Indianapolis, Indiana 46268-1054**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**THE DOW CHEMICAL COMPANY**
**2030 Willard H. Dow Center**
**Midland, Michigan 48674**

## REQUIRED INFORMATION

Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a) Financial Statements

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

- Statement of Assets Available for Benefits
- Statement of Changes in Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

NOTES TO FINANCIAL STATEMENTS FOR YEARS ENDED DECEMBER 31, 2001 AND 2000

SUPPLEMENTAL SCHEDULES*:

- Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2001
- Supplemental Schedule of Nonexempt Transactions

[*NOTE – OTHER SCHEDULES HAVE BEEN OMITTED BECAUSE THEY ARE NOT APPLICABLE.]

(b) Exhibits

[23 - Consent of Independent Accountants]

## INDEPENDENT AUDITORS' REPORT

# *Dow AgroSciences Employee Savings Plan*

*Financial Statements as of December 31, 2002 and 2001 and for the Years Then Ended, Supplemental Schedules as of December 31, 2002, and Independent Auditors' Report*

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## TABLE OF CONTENTS



* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP
Bank One Center/Tower
Suite 2000
111 Monument Circle
Indianapolis, Indiana 46204-5108

Tel: (317) 464-8600
Fax: (317) 464-8500
www.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Committee for the Administration of the
Dow AgroSciences Employee Savings Plan
Indianapolis, Indiana

We have audited the accompanying statements of assets available for benefits of the Dow AgroSciences Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan, at December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and non exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Indianapolis, Indiana
June 5, 2003

**DOW AGROSCIENCES**
**EMPLOYEE SAVINGS PLAN**

[Financial Statements]

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2002 AND 2001

| ASSETS | 2002 | 2001 |
|---|---|---|
| Interest bearing cash | $ 3,468,781 | $ 4,937,399 |
| Investments—at fair value: | | |
| The Dow Chemical Company Stock | 19,834,480 | 20,236,267 |
| Eli Lilly and Company Stock | 71,659,516 | 91,842,916 |
| Shares of registered investment companies | 144,355,097 | 180,603,408 |
| Participant loans | 2,047,376 | 2,137,282 |
| | 237,896,469 | 294,819,873 |
| Investment—at contract value | 63,623,329 | 56,318,819 |
| Total investments | 301,519,798 | 351,138,692 |
| ASSETS AVAILABLE FOR BENEFITS | $ 304,988,579 | $ 356,076,091 |

See notes to financial statements.

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| CONTRIBUTIONS: | | |
| Participants | 9,978,040 | 9,315,146 |
| Employer | 6,142,460 | 5,698,214 |
| Transfer from Mycogen Corporation Deferred Savings Plan | 2,199,283 | |
| Rollovers | 810,492 | 326,025 |
| Total contributions | 19,130,275 | 15,339,385 |
| DEDUCTIONS: | | |
| Investment income (loss): | | |
| Net depreciation in fair value of investments | $ (57,653,431) | $ (53,251,624) |
| Dividends and interest | 5,523,808 | 8,901,154 |
| Total investment loss | (52,129,623) | (44,350,470) |
| Benefits paid to participants | (16,501,332) | (34,968,290) |
| Transfer to The Dow Chemical Company Salaried Employees' Savings Plan | (1,555,507) | |
| Administrative expenses | (31,325) | (158,522) |
| Total deductions | (70,217,787) | (79,477,282) |
| NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS | (51,087,512) | (64,137,897) |
| ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 356,076,091 | 420,213,988 |
| End of year | $ 304,988,579 | $ 356,076,091 |

See notes to financial statements.

**DOW AGROSCIENCES**
**EMPLOYEE SAVINGS PLAN**

[Notes to Financial Statements]

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

### 1. DESCRIPTION OF THE PLAN

The following brief description of the Dow AgroSciences Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

*General*—The Plan, which became effective January 1, 1991, is a defined contribution savings plan covering all full-time U.S. citizens or residents employed by Dow AgroSciences LLC (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

The Dow AgroSciences Employee Benefits Committee, consisting of management of the Company, has been appointed as Administrator of the Plan and investment fiduciary.

*Participation in the Plan*—Employees of the Company are generally immediately eligible to participate in the Plan upon employment with Dow AgroSciences.

*Participant Accounts*—Individual accounts are maintained for the participants and each participant's account is credited with their contributions, and the participant's share of any Company matching and discretionary contributions and investment income or losses. Allocations of Plan earnings are based on individual account balances relative to the total account balances as of the valuation dates. Allocations of the Company's discretionary contributions are based on a predetermined profit-tested match formula, limited to certain provisions of the Plan.

*Contributions*—Participants may elect to contribute between 1% and 30% for Non-Highly Compensated Employees and 1% to 20% for Highly Compensated Employees (18% prior to October 1, 2002) of their eligible wages, as defined, to the Plan, subject to certain limitations imposed by the Internal Revenue Code (the "Code"). Additionally, effective October 1, 2002, participants who are at least 50 years old can make catch up contributions to the Plan, subject to certain limitations imposed by the Code. Employer guaranteed matching contributions are 100% of the first 2% of employee contributions and 25% of the next 4% of employee contributions. Matching contributions are made on a pro rata basis to employees who cease to be active participants during the year. The Company may make additional discretionary contributions to the Plan based on Company earnings. These contributions may be up to a maximum of 75% of employee contributions in excess of 2% but not in excess of 6%. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of approximately $2,021,000 and $2,890,000 were authorized by the Company's Members' Committee based upon the Company's results in 2002 and 2001, respectively. Such amounts are reported as contributions to the Plan in the year authorized and funded. Contributions are made to investment options as directed by the participant.

*Investment Options*—The Plan maintains one inactive option, the Eli Lilly and Company Stock Fund. This fund is invested exclusively in shares of Eli Lilly and Company ("Lilly") common stock purchased on the open market. The option was withdrawn from the Plan as of July 1, 1997. Participants cannot make new contributions to the fund. However, dividends are reinvested in Lilly stock.

The Dow Chemical Company Stock and the Eli Lilly and Company Stock funds are both unitized stock funds. The purpose of unitized stock funds is to permit participants to make interfund transfers on any given day without the market risk of settlement delays. The assets of each fund consist primarily of Dow or Lilly common stock and cash necessary to meet daily liquidity requirements. At December 31, 2002, The Dow Chemical Company and Eli Lilly and Company Stock Funds had cash balances of $76,571 and $747,435, respectively. At December 31, 2001, The Dow Chemical Company and Eli Lilly and Company Stock Funds had cash balances of $749,984 and $862,904, respectively. The cash balances in these unitized stock funds have been shown as interest bearing cash in the statements of assets available for benefits.

Each participant is entitled to exercise voting rights attributable to the shares of The Dow Chemical Company and Lilly allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the non-directed votes in proportion to the voting of shares for which participant direction was received.

*Vesting*—Participants' contributions and allocated amounts of investment income or loss are fully vested at all times. Employer contributions may become fully vested at a participant's attainment of age 65, retirement age as defined in the Plan, his or her death while an employee, his or her becoming disabled while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in matching and discretionary contribution accounts, if any, is based upon years of service as follows:

| Number of Years of Continuous Service | Vested Percentage |
|---|---|
| 1 | 20 % |
| 2 | 40 % |
| 3 | 60 % |
| 4 | 80 % |
| 5 | 100 % |

Employer contributions are automatically vested for individuals transferring employment to or from The Dow Chemical Company at the time such funds are transferred into or out of the Plan.

*Forfeitures*—Forfeitures of a participant's nonvested portion of his or her matching account occurs when a participant severs employment and takes a distribution of his or her account, or when a participant incurs five consecutive one year periods of severance or dies while not an employee. Forfeited amounts are held in a separate suspense account and are used to reduce employer matching contributions, restore forfeited amounts for lapses in service of less than five consecutive years meeting certain pre-established criteria (as defined by the Plan), restore participant accounts affected by administrative error, and provide permitted (as defined by the Plan) contributions and benefits. There are $202,434 of forfeitures available as of December 31, 2002. During 2002, employer contributions were reduced by $16,500 from forfeitures.

*Benefits*—On termination of services due to death, disability or retirement, a participant may elect to receive either (1) a lump sum amount equal to the value of the participant's vested interest in his or her account, (2) annual installments paid over a specified period of time not to exceed 10 years, (3) monthly or quarterly payments of the participant's entire account balance over his or her life expectancy or a shorter period, with the options of modifying the amount at the beginning of any year or discontinuing payments at any time, or (4) monthly, quarterly, or annual payments of the participant's entire account balance over his or her life expectancy or a shorter period, based on the IRS annuity schedules. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. Withdrawals of a participant's account during the participant's employment are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 1/2 or through borrowings under the loan provisions of the Plan.

*Participant Loans*—Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years.

The loans are secured by the balance in the participant's account and bear a fixed interest rate of prime plus 2% determined on the first business day of the month during which the loan is made. Interest rates range from 4.75% to 11.5% as of December 31, 2002. Principal and interest are paid ratably through payroll deductions.

*Transfers*—A participant who becomes an employee of The Dow Chemical Company will have their account in the Plan transferred to The Dow Chemical Company Salaried Employees' Savings Plan after the earlier of three years after the date of the participant's transfer or the date the participant elects to have his account transferred. These transfers are included as Transfers to The Dow Chemical Company Salaried Employees' Savings Plan on the Statements of Assets Available for Benefits.

On August 1, 2002, certain employees who formerly worked for Mycogen Corporation and transferred directly to the Company had their accounts in the Mycogen Corporation Deferred Savings Plan transferred to the Plan. These transfers are included as Transfers from the Mycogen Deferred Savings Plan on the Statements of Assets Available for Benefits.

*Administrative Expenses*—The Company elected to pay administrative expenses of the Plan related to record keeping and discrimination testing in 2002 and 2001. The Plan pays additional investment related fees which are shown in the Statements of Changes in Assets Available for Benefits.

*Reclassifications*—Certain reclassifications have been made to December 31, 2001 financial statements to conform with the December 31, 2002 classification.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting*—The financial statements of the Plan have been prepared on the accrual basis of accounting.

*Use of Estimates*—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including shares of registered investment companies, U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

***Investment Valuation and Income Recognition***—Participant loans are carried at cost which approximates fair value. The Interest Income Fund is carried at contract value (see Note 3). All other investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses realized upon the sale of a security are calculated by the average cost method. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The Plan presents in the Statements of Changes in Assets Available for Benefits the net appreciation or depreciation in the fair value of investments, which consists of realized gains and losses and unrealized appreciation and depreciation of investments.

The fair value of individual assets that represent five percent or more of the Plan's assets available for benefits at December 31, 2002 and 2001 are as follows:

| | 2002 | 2001 |
|---|---|---|
| The Dow Chemical Company Stock | $ 19,834,480 | $ 20,236,267 |
| Eli Lilly and Company Stock | 71,659,516 | 91,842,916 |
| Fidelity Growth Company Fund | 41,186,928 | 64,801,137 |
| Fidelity Spartan U.S. Equity Index Fund | 28,919,163 | 37,393,637 |
| Fidelity Growth and Income Portfolio | 24,360,079 | 30,449,040 |

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $57,653,431 and $53,251,624 as follows:

| | 2002 | 2001 |
|---|---|---|
| Shares of Registered Investment Companies | $ (40,960,493) | $ (20,237,525) |
| Common Stock | (16,692,938) | (33,014,099) |
| | $ (57,653,431) | $ (53,251,624) |

*Payment of Benefits*—Benefits are recorded when paid.

## 3. INVESTMENT CONTRACTS

Statement of Position No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans", requires defined contribution plans to report investment contracts with fully benefit-responsive features at contract value and other investment contracts at fair value. A fully benefit-responsive investment contract provides a guarantee by the issuer of principal and accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by plan participants.

The Plan Administrator believes the investment contracts held by the Plan are fully benefit-responsive and, therefore, have been recorded in the Plan's financial statements at contract value.

The average yield for the Interest Income Fund was 5.32% and 5.74% in 2002 and 2001, respectively. The average crediting interest rate of the fund was 5.14% and 5.06% as of December 31, 2002 and 2001, respectively. The fair value of the investment contracts reported at contract value as of December 31, 2002 and 2001 was $67,294,209 and $57,917,711, respectively. These amounts were determined by discounting cash flows of the investment contracts over the life of the contract using quoted interest rates for financial instruments with similar characteristics at December 31, 2002 and 2001, respectively. The Plan does not record a valuation reserve for the investment contracts. The investment contracts included within the Interest Income Fund are fixed rate contracts which do not provide for any limitations on guarantees.

## 4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent invested in their employer contributions.

## 5. TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 9, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code, and as a result, no provision for taxes has been recorded in the Plan's financial statements.

## 6. RELATED PARTY TRANSACTIONS

The Plan invests in The Dow Chemical Company common stock. Since The Dow Chemical Company is the parent company of Dow AgroSciences, any investment transactions involving The Dow Chemical Company common stock qualify as party-in-interest transactions. Certain Plan investments are shares in registered investment companies which are managed by Fidelity Management Trust Company (the "Trustee"), which holds the assets of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

## 7. PROHIBITED TRANSACTIONS

Participant loan repayments totaling $378.30 were not remitted timely to the Trust during September, October and November, 2002 ("2002 Prohibited Transaction"). The participant account affected by the 2002 Prohibited Transaction was fully credited to reflect the correct amount that should be in his account as of November 30, 2002, with interest credited on December 24, 2002.

Participant contributions totaling $1,269.30 were not remitted timely to the Trust during January and May, 2001 ("2001 Prohibited Transaction"). The participant accounts affected by the 2001 Prohibited Transaction were fully credited to reflect the correct amount that should be in their accounts, with interest, as of December 3, 2001.

* * * * * *

## DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

[Supplemental Schedules]

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

| Issuer | Maturity Date | Interest Rate | Contract or Fair Value |
|---|---|---|---|
| * The Dow Chemical Company Stock | | | $ 19,834,480 |
| Eli Lilly and Company Stock | | | 71,659,516 |
| Registered Investment Companies: | | | |
| * Fidelity Asset Manager | | | 15,189,948 |
| * Fidelity Growth Company Fund | | | 41,186,928 |
| * Fidelity Spartan U.S. Equity Index Fund | | | 28,919,163 |
| * Fidelity Growth & Income Portfolio | | | 24,360,079 |
| * Fidelity Worldwide Fund | | | 7,152,228 |
| * Fidelity Low - Priced Stock Fund | | | 12,376,188 |
| PIMCO Total Return Fund | | | 9,000,163 |
| Neuberger Berman Genesis Fund | | | 6,170,400 |
| Total Shares of Registered Investment Companies | | | 144,355,097 |
| Participant Loans | Maturing through December 31, 2007 | 4.75%-11.5% | 2,047,376 |
| Interest bearing cash | | | 3,468,781 |
| Interest Income Fund, at contract value: | | | |
| GE Life and Annuity Asr C | September 23, 2005 | 7.16% | 1,753,773 |
| John Hancock | April 5, 2004 | 6.04% | 2,489,661 |
| Ohio National | January 31, 2003 | 5.73% | 3,107,510 |
| Protective | September 24, 2004 | 7.27% | 1,757,845 |
| Asset Backed Securities: | | | |
| AMCAR 02-A A4 | June 6, 2007 | 4.61% | 210,273 |
| AMCAR 02-D A3 | July 6, 2005 | 2.72% | 160,478 |
| BMWOT 02-A A3 | December 25, 2004 | 3.80% | 143,982 |
| BOIT 02-A2 | May 15, 2005 | 4.16% | 209,706 |
| CCCIT 01-A6 A6 | June 15, 2006 | 5.65% | 81,968 |
| CCCIT 01-A8 A8 | December 7, 2004 | 4.10% | 208,721 |
| CCIMT 99-1 A | February 15, 2004 | 5.50% | 212,857 |
| CCIMT 99-7 A | November 15, 2004 | 6.65% | 218,856 |
| COAFT 02-A A3 | January 15, 2005 | 4.03% | 207,219 |
| COAFT 02-B | May 15, 2005 | 2.71% | 85,646 |
| COAFT 02-C A3A | August 15, 2005 | 2.65% | 95,499 |

(Continued)

Form 5500 - Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
EIN: 35-1781118
PN: 002

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## AS OF DECEMBER 31, 2002

| Issuer | Maturity Date | Interest Rate | Contract or Fair Value |
|---|---|---|---|
| COMET 02-B1 B1 | September 15, 2005 | 1ML+68 | $ 119,142 |
| COMT 01-3A A | May 15, 2006 | 5.45% | 433,173 |
| COMT 01-5 A | August 15, 2006 | 5.30% | 323,096 |
| COMT 02-4 A | May 15, 2007 | 4.90% | 1,259,238 |
| DCMT 01-6 A | June 15, 2006 | 5.75% | 1,360,015 |
| DHMT 98-1 A | July 25, 2003 | 5.90% | 1,023,737 |
| HAT 02-3 A3A | June 17, 2005 | 2.75% | 80,822 |
| HFCHC 02-2 A | February 22, 2011 | 1ML+30 | 80,308 |
| HPLCC 01-2 A | August 15, 2004 | 4.95% | 89,226 |
| HPLCC 02-1 A | March 15, 2007 | 5.50% | 214,833 |
| MBNAM 00-I A | August 15, 2005 | 6.90% | 445,249 |
| MBNAS 02-A6 A6 | June 15, 2005 | 3.90% | 312,647 |
| ONYX 02-A3 | October 15, 2004 | 3.75% | 102,385 |
| ONYX 02-B A3 | December 15, 2004 | 3.94% | 72,138 |
| ONYX 02-C A3 | April 15, 2005 | 3.29% | 117,198 |
| ONYX 02-D A3 | May 15, 2005 | 2.47% | 100,618 |
| PECO 99-A A4 | March 1, 2005 | 5.80% | 2,811,071 |
| SCAMT 00-1 A | November 15, 2003 | 7.25% | 565,403 |
| WESTO 02-1 A3A | March 20, 2005 | 4.15% | 205,879 |
| WESTO 02-2 A3 | November 20, 2005 | 3.81% | 206,395 |
| Complex Mortgage-Backed Securities: | | | |
| CCMSC 99-2 A1 | August 15, 2008 | 7.03% | 92,263 |
| CMAT 99-C1 A3 | November 17, 2010 | 6.64% | 171,473 |
| CMAT 99-C2 A2 CSTR | January 17, 2010 | 0.00% | 118,463 |
| CMFUN 99-1 A2 | July 15, 2009 | 7.44% | 177,555 |
| COMM 99-1 A2 | September 15, 2008 | 6.46% | 225,818 |
| CSFB 02-CKP1 A2 | August 15, 2011 | 6.22% | 112,361 |
| CSFB 97-C2 A2 | July 17, 2007 | 6.52% | 162,913 |
| CSFB 99-C1 A1 | January 15, 2008 | 6.91% | 171,567 |
| CSFB 99-C1 A2 | September 15, 2009 | 7.29% | 58,947 |
| DLJCM 98-CF1 A1B | February 15, 2008 | 6.41% | 112,160 |
| DLJCM 98-CG1 A1B | May 10, 2008 | 6.41% | 224,780 |
| DLJCM 99-CG2 A1B | June 10, 2009 | 7.30% | 46,756 |

(Continued)

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

| Issuer | Maturity Date | Interest Rate | Contract or Fair Value |
|---|---|---|---|
| GNR 02-25 B | August 16, 2011 | 6.21% | $ 55,433 |
| GNR 02-37 C | July 16, 2022 | 5.88% | 108,751 |
| HFCMC 00-PH1 A1 | September 15, 2008 | 7.72% | 181,767 |
| JPMC 00-C9 A2 | October 15, 2009 | 7.77% | 144,225 |
| JPMC 99-C7 A2 | September 15, 2008 | 6.51% | 22,586 |
| KEY 00-C1 A1 | June 15, 2009 | 7.62% | 192,295 |
| LBCMT 99-C1 A2 | April 15, 2009 | 6.78% | 228,823 |
| LBUBS 00-C3 A2 | January 15, 2010 | 7.95% | 103,425 |
| LBUBS 00-C5 A1 | July 15, 2009 | 6.41% | 164,326 |
| LBUBS 01-C3 A1 | December 15, 2010 | 6.06% | 104,164 |
| MSC 98-HF2 A1 | July 15, 2007 | 6.01% | 497,024 |
| MSC 98-WF1 A2 | December 15, 2007 | 6.55% | 135,814 |
| MSC 98-WF2 A2 | May 15, 2008 | 6.54% | 187,228 |
| MSC 99-CAM1 A4 | August 15, 2009 | 7.02% | 75,327 |
| MSC 99-LIFE A1 | October 15, 2008 | 6.97% | 198,216 |
| MSC 99-WF1 A1 | April 15, 2008 | 5.91% | 162,108 |
| MSC 99-WF1 A2 | September 15, 2008 | 6.21% | 251,985 |
| NASC 98-D6 A1B | January 15, 2010 | 6.59% | 113,873 |
| PSSF 98-C1 A1B | July 15, 2008 | 6.51% | 225,418 |
| Corporate Bonds: | | | |
| AGFC SR MTN | November 15, 2007 | 4.50% | 413,566 |
| AMVESCAP PLC | May 15, 2005 | 6.60% | 119,659 |
| AOL TIME WARNER | May 1, 2007 | 6.15% | 262,269 |
| AT&T CORP | March 15, 2004 | 6.38% | 619,569 |
| BANK ONE CORP | August 1, 2005 | 7.63% | 115,850 |
| BANKAMER | September 15, 2006 | 7.13% | 348,450 |
| BANKONE GLBL | February 1, 2006 | 6.50% | 45,268 |
| BEAR | January 15, 2007 | 5.70% | 221,199 |
| BONYINC | September 4, 2012 | 4.25% | 72,767 |
| BRIT CLMB PRV | October 3, 2006 | 4.63% | 182,342 |
| BRIT COLMB PROV | | 7.25% | 35,071 |
| BRITISH TEL GBL | December 15, 2005 | 7.88% | 226,241 |

(Continued)

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

| Issuer | Maturity Date | Interest Rate | Contract or Fair Value |
|---|---|---|---|
| CATERPILR FIN SER | April 25, 2005 | 4.69% | $ 52,595 |
| CIT GROUP GLBL | February 7, 2006 | 6.50% | 70,143 |
| CIT GROUP INC | April 2, 2007 | 7.38% | 133,013 |
| CIT GROUP INC GLB | September 25, 2007 | 5.75% | 89,353 |
| CITIGROUP GLBL | December 1, 2005 | 6.75% | 1,564,640 |
| CONS NATURAL | November 1, 2006 | 5.38% | 106,605 |
| COSTCO WHL CRP | March 15, 2007 | 5.50% | 65,536 |
| COUNTRYWIDE GLB | August 1, 2006 | 5.50% | 108,622 |
| COUNTRYWIDE HOM | May 15, 2007 | 5.63% | 215,362 |
| CREDIT SUISSE F | April 16, 2007 | 5.75% | 108,262 |
| DAIMBZNA | January 20, 2005 | 7.40% | 222,162 |
| DCX | May 15, 2006 | 6.40% | 325,841 |
| DIAGEO PLC | November 19, 2007 | 3.50% | 201,836 |
| FIRST DATA CORP GLB | November 1, 2006 | 4.70% | 153,092 |
| FIRST UN GBL | August 18, 2005 | 7.55% | 467,619 |
| FLEETBOSTON GLB | September 15, 2005 | 7.25% | 338,588 |
| FLEETBOSTON GLB | December 1, 2006 | 4.88% | 104,463 |
| FPL GROUP | September 15, 2006 | 7.63% | 171,386 |
| GECAPMTN | June 15, 2007 | 5.00% | 106,107 |
| GEN ELEC MTN | March 30, 2006 | 5.35% | 759,879 |
| GMAC | January 15, 2006 | 6.75% | 533,373 |
| GOLDMAN SACHS | August 17, 2005 | 7.63% | 127,176 |
| GTE | April 15, 2006 | 6.36% | 109,331 |
| HEWLETT | July 1, 2007 | 5.50% | 220,151 |
| HEWLETT | December 15, 2006 | 5.75% | 43,088 |
| HOME DEPOT GLBL | April 1, 2006 | 5.38% | 218,797 |
| HOUSEHOLD GBL | February 1, 2009 | 5.88% | 15,763 |
| HOUSEHOLD GLBL | January 30, 2007 | 5.75% | 610,318 |
| JOHN DEERE CA MTN | July 15, 2005 | 4.13% | 105,384 |
| JP MORG CHASE | March 1, 2007 | 5.35% | 134,454 |
| JP MORGAN CHASE | August 15, 2006 | 5.63% | 32,731 |
| KEYSPAN CORP | November 15, 2005 | 7.25% | 339,182 |

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## AS OF DECEMBER 31, 2002

| Issuer | Maturity Date | Interest Rate | Contract or Fair Value |
|---|---|---|---|
| LEHMHLD GLBL | May 15, 2006 | 6.25% | $ 440,529 |
| MERRILL | July 15, 2005 | 6.00% | 221,003 |
| MERRILL LYN CO | May 16, 2006 | 6.13% | 27,371 |
| MERRILL LYN CO MTN | November 15, 2007 | 4.00% | 177,680 |
| MORGAN STANLEY | April 15, 2006 | 6.10% | 330,673 |
| MORRIS | February 1, 2006 | 6.38% | 220,164 |
| MSTDW | April 1, 2007 | 5.80% | 131,909 |
| NEW BRUNSWICK | October 23, 2007 | 3.50% | 138,013 |
| NIKE INC | August 15, 2006 | 5.50% | 110,405 |
| ONTARIO PROV | February 21, 2006 | 6.00% | 212,821 |
| ONTARIO PROV GBL | August 4, 2005 | 7.00% | 543,524 |
| PNC BANK NA | April 15, 2005 | 7.88% | 111,874 |
| PNCFUND | August 1, 2006 | 5.75% | 180,578 |
| POWERGEN US FDG | October 15, 2004 | 4.50% | 145,592 |
| QUEBEC | January 30, 2007 | 7.00% | 52,729 |
| QUEBEC PROV GLB | July 17, 2009 | 5.00% | 54,564 |
| REED ELSEVIER C | August 1, 2006 | 6.13% | 335,434 |
| RIO TINTO FN GLB | July 3, 2006 | 5.75% | 224,185 |
| ROYAL BK SC GLB PERP SER2 | March 31, 2005 | 8.82% | 103,018 |
| SOUTHER CO CAP | February 1, 2007 | 5.30% | 216,232 |
| TELEFONICA GLBL | September 15, 2005 | 7.35% | 252,932 |
| UNION PLANTERS | June 15, 2007 | 5.13% | 53,234 |
| US BANCORP | July 15, 2007 | 5.10% | 110,061 |
| US BANCORP MTN | August 23, 2007 | 3.95% | 207,222 |
| USA ED INC | April 10, 2007 | 5.63% | 220,049 |
| VAELEC | March 31, 2006 | 5.75% | 163,318 |
| VERIZON GLBL | June 15, 2007 | 6.13% | 109,972 |
| VERIZON GLOBAL | December 1, 2005 | 6.75% | 222,106 |
| VERIZON WRLSS | December 15, 2006 | 5.38% | 235,592 |
| VIACOM INC GL | May 1, 2007 | 5.63% | 115,599 |
| VODAFONE AIR | February 15, 2005 | 7.63% | 282,802 |
| WASH MUTUAL INC | January 15, 2008 | 4.38% | 92,090 |

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## AS OF DECEMBER 31, 2002

| Issuer | Maturity Date | Interest Rate | Contract or Fair Value |
|---|---|---|---|
| WASH MUTUAL INC | January 15, 2007 | 5.63% | $ 230,177 |
| WELLSFARGO | May 21, 2006 | 5.90% | 441,325 |
| WISC ENERGY | April 1, 2006 | 5.88% | 110,129 |
| Government Agency Bonds: | | | |
| FANNIEMAE | December 16, 2003 | 2.75% | 1,513,503 |
| FHLM | April 15, 2004 | 3.75% | 2,282,840 |
| FHLMC | June 6, 2003 | 4.25% | 405,378 |
| FMNA | February 11, 2003 | 4.25% | 254,991 |
| FNMA SUBS | January 2, 2007 | 4.75% | 325,316 |
| FNMA | January 15, 2007 | 5.00% | 553,505 |
| FNMA | May 15, 2008 | 6.00% | 342,115 |
| Mortgage Backed Securities: | | | |
| FHLG 15YR #E76434 | May 15, 2013 | 5.00% | 20,026 |
| FHLG 15YR #77225 | December 15, 2013 | 5.00% | 19,627 |
| FHR 1601 PH | March 15, 2005 | 6.00% | 1,359,796 |
| FHR 1614 PH | January 15, 2006 | 6.25% | 1,120,751 |
| FHR 1614 J | November 15, 2004 | 6.00% | 853,574 |
| FHR 1617 PI | December 15, 2005 | 6.25% | 211,465 |
| FHR 1680 PH | April 15, 2003 | 6.00% | 302,514 |
| FHR 1693 G | March 15, 2005 | 6.50% | 100,553 |
| FHR 2134 PC | August 15, 2004 | 5.73% | 1,150,501 |
| FHR 2347 PV | May 15, 2012 | 6.50% | 174,765 |
| FNMA 15YR #535241 | June 25, 2013 | 5.00% | 19,061 |
| FNMA 15YR #323743 | August 25, 2013 | 5.00% | 18,806 |
| FNMA 15YR #TBA | | 5.50% | 414,375 |
| FNMA 15YR #TBA | | 5.50% | 310,781 |
| FNMA 15YR #563311 | June 25, 2013 | 5.50% | 18,179 |
| FNMA 15YR #545728 | June 25, 2013 | 5.50% | 75,433 |
| FNMA 15YR #535168 | December 25, 2013 | 5.50% | 99,996 |
| FNMA 15YR #535978 | October 25, 2013 | 5.50% | 32,421 |
| FNMA 15YR #535978 | June 25, 2008 | 6.00% | 11,379 |
| FNMA 15YR #621074 | October 25, 2016 | 6.00% | 315,544 |

Form 5500 - Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
EIN: 35-1781118
PN: 002

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

| Issuer | Maturity Date | Interest Rate | Contract or Fair Value |
|---|---|---|---|
| FNMA 15YR #253942 | April 25, 2016 | 6.00% | $ 503,709 |
| FNMA 15YR #671380 | October 25, 2017 | 6.00% | 113,856 |
| FNMA 15YR #630950 | November 25, 2016 | 6.50% | 86,309 |
| FNR 02-18 PE | October 25, 2008 | 5.50% | 261,321 |
| FNR 93-211 C | November 25, 2003 | 6.00% | 400,901 |
| FNR 96-28 PG | November 25, 2003 | 6.50% | 205,698 |
| Treasury Bonds: | | | |
| CHILE REP GLB | July 23, 2007 | 5.63% | 82,594 |
| USTB | November 15, 2007 | 10.38% | 1,005,774 |
| USTB | November 15, 2004 | 11.63% | 1,800,023 |
| USTB C08 | August 15, 2008 | 12.00% | 1,501,459 |
| USTN | December 31, 2004 | 1.75% | 2,744,255 |
| USTN | May 15, 2007 | 4.38% | 755,656 |
| USTN | May 15, 2008 | 5.63% | 2,633,068 |
| Global Wrap Cash | | | (664,952) |
| Global Wrap | | | (3,149,954) |
| Total Interest Income Fund | | | 63,623,329 |
| Total Assets Held at End of Year | | | $ 304,988,579 |

* Party-in-interest

(Concluded)

Form 5500 - Schedule G, Part III
Schedule of Nonexempt Transactions
EIN: 35-1781118
PN: 002

# DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

## SCHEDULE OF NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002

| Identity of Party Involved | Relationship of Plan, Employer, or Other Party-in-Interest | Description of Transactions |
|---|---|---|
| Dow AgroSciences | Plan Sponsor | Participant contributions for employees were not timely funded, as required by D.O.L. Regulation 2510.3-102:<br><br>* The September, October and November 2002 participant loan repayments of $378.30 were fully corrected on November 30, 2002 with related earnings corrected on December 24, 2002. |

**SIGNATURES**

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOW AGROSCIENCES EMPLOYEE SAVINGS PLAN

Date: June , 2003

By: ______________________________

Name: Rogelio A. Lara
Title: Vice President – Finance and Member, Dow AgroSciences Employee Benefits Committee

EXHIBIT 23

## CONSENT OF INDEPENDENT ACCOUNTANTS

**INDEPENDENT AUDITORS' CONSENT**

We consent to the incorporation by reference in Registration Statement No. 33-37345 of The Dow Chemical Company on Form S-8 of our report dated June 5, 2003, appearing in this Annual Report on Form 11-K of the Dow AgroSciences Employee Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Indianapolis, Indiana
June 25, 2003